Exhibit 99(a)(5)(Z)

TKK Symphony Acquisition Corporation Announces Further Extension of Expiration Date of Tender Offer for its Ordinary Shares

February 11, 2020 — TKK Symphony Acquisition Corporation (Nasdaq: TKKS) (“TKK” or the “Company”) today announced that it has further extended the expiration date of its previously announced tender offer to purchase up to 25,000,000 ordinary shares at a purchase price of $10.28 per share in cash plus a contingent cash payment equal to a pro rata portion of any additional accrued interest remaining in the Company’s trust account in excess of $10.28 per share. The offer is being made in connection with the Company’s previously announced share exchange with Glory Star New Media Group Limited, a Cayman Islands exempted company. The purpose of the extension is to provide additional time for the parties to close the transaction. As amended, the tender offer will now expire at 5:00 p.m. New York City time, on Wednesday, February 12, 2020, unless further extended or earlier terminated.

Continental Stock Transfer & Trust Company, the depositary for the tender offer, has advised TKK that, as of 5:00 p.m., New York City time, on Monday, February 10, 2020, an aggregate of 24,987,171 ordinary shares were properly tendered and not properly withdrawn. TKK shareholders who have already tendered their ordinary shares do not need to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer. TKK shareholders may withdraw shares they have previously tendered at any time prior to the extended expiration date of the tender offer.

Complete terms and conditions of the tender offer can be found in the Second Amended and Restated Offer to Purchase, the related Letter of Transmittal and certain other materials contained in the Company’s tender offer statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (“SEC”) on October 17, 2019, as may be further amended from time to time (the “Offer to Purchase”), and available at www.sec.gov. Except as described in this news release, the terms of the tender offer remain the same as set forth in the Offer to Purchase and in the related Letter of Transmittal.

Copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer may be obtained for free from the information agent, Morrow Sodali LLC, at (800) 662-5200. Banks and brokers may call the information agent at (203) 658-9400. The depositary for the tender offer is Continental Stock Transfer & Trust Company.

About TKK Symphony Acquisition Corporation

TKK Symphony Acquisition Corporation is a blank check company incorporated on February 5, 2018 as a Cayman Islands exempted company and formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Led by Chairman and Chief Executive Officer Sing Wang, TKK Symphony consummated an initial public offering on Nasdaq on August 20, 2018, raising aggregate gross proceeds of $250,000,000.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company has filed a tender offer statement on Schedule TO containing the Offer to Purchase, form of letter of transmittal and other documents relating to the tender offer. These documents contain important information about the tender offer that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC) are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the tender offer, by telephone at: (800) 662-5200 or by email at: TKKS.info@morrowsodali.com.

This press release contains “forward looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company’s control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

ICR Inc.

Jack Wang

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com

Investor Relations/Media

Morrow Sodali LLC

Tel: (800) 662-5200

E-mail: TKKS.info@morrowsodali.com